Exhibit 99.1

IAMGOLD reports 2014 preliminary operating results and a continued focus on reducing costs and preserving cash in 2015

All 2014 numbers are preliminary and unaudited and subject to final adjustment.

All amounts are expressed in US dollars, unless otherwise indicated.

TORONTO, Jan. 22, 2015 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") announces preliminary operating results for 2014 and guidance for 2015.

IAMGOLD's President and CEO, Steve Letwin said, "Our operating results in 2014 underscore our commitment to operational excellence. Production climbed steadily throughout the year, with production at Essakane growing 33% and Westwood successfully ramping up commercial production. We ended the year a much more efficient and productive company, reflecting the successful implementation of cost reduction initiatives by our sites and the restructuring of our corporate office. All-in sustaining costs, which declined in each consecutive quarter, were better than the lower end of our guidance, and pave the way for 2015 guidance $75 an ounce lower than that of the previous year.

"We enter 2015 with a strong balance sheet, further bolstered by the sale of Niobec. Presently, we are seeing an improving gold price and a stronger U.S. dollar relative to the Canadian dollar and the Euro, and we are beginning to benefit from the significant decline in oil prices," continued Mr. Letwin.  "Although we benefit from these positive factors, our strategy is to build on our achievements in 2014 to optimize the performance of our operations and to continue focusing on cost reduction, disciplined capital spending and cash preservation."

Performance Highlights for 2014

•	Attributable gold production of 844,000 ounces; with 241,000 ounces in the fourth quarter.
•	Preliminary total cash costs[1] – gold mines[2] estimated at $845 to $865 per ounce, in line with guidance; fourth quarter expected at or below low end of guidance.
•	Cash costs for IAMGOLD owner-operator mines for 2014 expected to be at the upper end of guidance of $790 to $830 per ounce.
•	Preliminary all-in sustaining costs[1,3] – gold mines estimated at $1,100 to $1,120 per ounce, better than the lower end of guidance of $1,150 per ounce; fourth quarter estimated to be approximately $100 per ounce below low end of guidance.
•	All-in sustaining costs for IAMGOLD owner-operator mines for 2014 expected to be at the low end of guidance of $1,100 to $1,200 per ounce.
•	Capital expenditures were approximately $325 million in 2014, 51% lower than 2013 and well below the 2014 guidance.
•	Revenue for 2014 was $1.2 billion compared to $1.1 billion in 2013.
•	In the second half of 2014, as part of the Company's risk management strategy, we entered into a number of fuel contracts to hedge a portion of our expected fuel consumption. Subsequent to entering into these contracts, oil prices continued to decline significantly resulting in non-cash unrealized losses of $49.9 million being recorded in the fourth quarter. See the section OIL HEDGES on page 2 for further detail.
•	As a result of the year-end review of asset retirement obligations, the Company recorded non-cash expenses of approximately $40.5 million related to the rehabilitation costs associated with the closure of the Doyon Mine.
•	As at December 31, 2014, cash, cash equivalents and gold bullion (market value) was approximately $333 million.

Guidance Highlights for 2015

•	Attributable gold production expected to range between 820,000 and 860,000 ounces.
•	Total cash costs – gold mines expected to range between $850 and $900 per ounce.
•	IAMGOLD owner-operator mines expected at a lower range of $825 to $865 per ounce.
•	All-in sustaining costs – gold mines expected to range between $1,075 and $1,175 per ounce.
•	IAMGOLD owner-operator mines expected at a lower range of $1,050 to $1,150 per ounce.
•	Capital expenditures guidance of $230 million ±10%, approximately 30% lower than 2014.
•	With the closing of the Niobec sale, the Company's cash, cash equivalents and gold bullion (at market) position increases by $500 million.

OIL HEDGES

Fuel is a key input in our mining operations. To mitigate the risk of price fluctuations, particularly in volatile markets, we enter into derivative contracts to hedge a portion of the fuel we expect to consume.  A portion of the exposure remains unhedged so that particularly in a falling commodity price environment the Company can continue to benefit from further price declines.  At the end of 2014, the following zero cost contracts were in place covering 2015 to 2017:

•	For 2015, 73% of fuel exposure hedged at a price of $75 - $95/barrel of WTI crude
•	For 2016, 75% of fuel exposure hedged at a price of $68 - $95/barrel of WTI crude
•	For 2017, 50% of fuel exposure hedged at a price of $71 - $95/barrel of WTI crude

The price range, or collar, protects the Company in a rising price environment by locking in a ceiling price, allows the Company to trade at the spot price within the boundary of the range and locks in a floor price, all at a zero cost. Subsequent to entering into these future contracts, oil prices continued to decline significantly, resulting in non-cash unrealized losses of $49.9 million being recorded in the fourth quarter.  This means that the losses have not been realized, but only reflect what the loss would be were the contract to have been exercised, in this case, below the floor price.  Should oil prices begin to recover over the three year duration of the contracts, these unrealized losses could potentially reverse.

2014 GOLD OPERATIONS

Full year attributable production was 844,000 ounces, within the guidance range of 835,000 to 850,000 ounces.  Attributable gold production for the fourth quarter 2014 was 241,000 ounces, the best quarter of the year as a result of improved grades at Rosebel and Essakane.

For the full year 2014, total cash costs – gold mines are expected to range between $845 and $865 per ounce, with total cash costs for IAMGOLD owner-operator sites expected to be at the upper end of our guidance. All-in sustaining costs – gold mines for 2014 are expected to range between $1,100 and $1,120 per ounce, with IAMGOLD owner-operator sites at the low end of guidance.

For the fourth quarter 2014, total cash costs - gold mines and owner-operator are expected to be at or below low end of guidance. All-in sustaining costs - gold mines are expected to be approximately $100 per ounce below the low end of guidance and all-in sustaining costs owner-operator are expected to be lower than guidance.

The following table presents actual production by site:

	Q1 2014	Q2 2014	Q3 2014	Q4 2014	2014
Owner-Operator
Rosebel (95%)	80	68	83	94	325
Essakane (90%)	68	92	83	89	332
Doyon - Mouska (100%)	-	11	1	-	12
Doyon – Westwood (100%)	1	9	35	35	80
Total Doyon Division[1]	1	20	36	35	92
Total Owner-Operator	149	180	202	218	749
Joint Ventures	-
Sadiola (41%)	19	24	21	20	84
Yatela (40%)	4	2	2	3	11
	23	26	23	23	95
Total	172	206	225	241	844

1The Doyon Division consists of ore from both Mouska and Westwood. Westwood was in pre-commercial production in the first half of the year and entered commercial production in the third quarter of 2014.

2014 NIOBIUM OPERATIONS

IAMGOLD produced 5.6 million kilograms of niobium in 2014 at an average operating margin1 of approximately $20 per kilogram, which exceeded guidance of 5.2 - 5.5 million kilograms at $17 - $19 a kilogram. Record performance was achieved through excellent recoveries and grade together with higher throughput.

2015 PRODUCTION AND COST GUIDANCE

The following assumptions have been used for 2015 guidance:

•	Average gold price per ounce of $1,250;
•	Average crude oil price per barrel of $73;
•	U.S. dollar value of the Euro of $1.20; and
•	Canadian dollar value of the U.S. dollar of $1.15.

IAMGOLD Full Year Guidance	2015
Rosebel (000s oz)	290 - 300
Essakane (000s oz)	360 - 370
Westwood (000s oz)	110 - 130
Total owner-operator production (000s oz)	760 - 800
Joint ventures (000s oz)	60
Total attributable production (000s oz)	820 - 860

Total cash costs[1] – owner-operator ($/oz)	$825 - $865
Total cash costs – gold mines ($/oz)	$850 - $900

All-in sustaining costs[1,2] – owner-operator ($/oz)	$1,050 – $1,150
All-in sustaining costs – gold mines ($/oz)	$1,075 – $1,175

1 This is a non-GAAP measure.
2 By-product credits are included in the calculation of this measure.

Gold Production and Cash Costs

Our production outlook for 2015 is between 820,000 and 860,000 ounces of gold. We expect a ramp-up in production at Westwood in its first full year of commercial production. There will be some variation from quarter to quarter, with the first quarter the lightest due to the significant amount of underground development. Building on the 33% increase in production that we had at Essakane in 2014, this operation is expected to have four strong quarters of production as the operation continues to benefit from higher grades and the previous mill expansion to accommodate a higher proportion of hard rock processing.  At Rosebel, we continue to focus on improving grades and increasing productivity. The joint ventures are expected to produce 60,000 ounces. In 2014, the Company made significant progress in reducing its all-in sustaining costs throughout the year. Building on this momentum, we are reducing our all-in sustaining cost guidance by $75 an ounce from what we guided in 2014 to a range of $1,075 to $1,175 an ounce.

2015 CAPITAL EXPENDITURE GUIDANCE

($ millions)	Sustaining[1]	Development/ Expansion (Non-sustaining)	Total
Gold segments
Rosebel	$70	$10	$80
Essakane	55	5	60
Westwood	30	50	80
Total gold segments	155	65	220
Côté Gold	-	5	5
Total capital expenditures, consolidated	155	70	225
Joint ventures	5	-	5
TOTAL (±10%)	$160	$70	$230

1  Includes capitalized stripping of $20 million at Rosebel and $20 million at Essakane.

The Company is forecasting capital spending of $230 million ± 10%. This represents an approximate 30% reduction from 2014, reflecting the completion of the Essakane expansion and divestment of Niobec. Options for Sadiola continue to be explored; however, expansion related capital is not planned at this time. With respect to all future expansion and development projects, our focus continues to be on de-risking the projects, completing the permitting and continuing to monitor market conditions.

Of the $160 million allocated to sustaining capital, approximately 25% is for capitalized stripping at Essakane and Rosebel. The following summarizes the primary uses for capital spending by site:

•	Rosebel - Capital spending of $80 million includes non-sustaining capital for the tailings dam expansion ($7 million) and tailings pump upgrade ($3 million). Sustaining capital includes capitalized stripping ($20 million), capital spares ($18 million), mobile equipment ($9 million), tailings dam raise ($6 million), resource development ($4 million), and other sustaining capital ($13 million).
•	Essakane - Capital spending of $60 million includes non-sustaining capital primarily of $5 million. Sustaining capital includes capitalized stripping ($20 million), capital spares ($10 million), generator overhaul ($5 million), mobile equipment ($4 million), resource development ($3 million), and other sustaining capital ($7 million).
•	Westwood – Capital spending is expected to be $80 million, and includes capitalized development ($57 million), mobile and underground equipment ($11 million), underground construction ($9 million), and development drilling ($3 million). Non-sustaining capital of $50 million included above relates to ramp-up to full production design levels in mining blocks that are not expected to be in production in the near term.
•	Côté Gold – Expansion capital is for completion of the pre-feasibility study, initiation of the feasibility study and ongoing work for the permitting process.

2015 EXPLORATION PLAN

The Company remains highly disciplined with respect to exploration spending. In 2014, the exploration spend was reduced by 29% to $68.9 million, including a greater than 50% reduction in spending for brownfield exploration and the scoping and feasibility study at the Côté Gold project in Ontario, Canada.

A focused plan to advance the best properties has resulted in a pipeline of quality projects with high-grade potential.  In addition to targeting soft rock around the Rosebel and Essakane mines, the Company is advancing the wholly-owned projects of Boto Gold in Senegal and Pitangui in Brazil as well as several joint venture projects in South and Central America, West Africa and Canada.

In 2015, with planned spending of $58.5 million, the greenfield and brownfield exploration programs will continue to focus on discovering "new ounces". In 2015, project studies have been reduced to $11.7 million, and will focus on both the Côté Gold and Boto Gold projects.

The following table presents 2014 actual and 2015 plan for exploration and project studies:

	2014 Actual			2015 Plan
($ millions)	Capitalized	Expensed	Total	Capitalized	Expensed	Total
Exploration projects - greenfield	$-	$34.6	$34.6	$-	$26.9	$26.9
Exploration projects - brownfield ¹	14.8	7.2	22.0	11.4	8.5	19.9
Total Corporate Exploration¹	14.8	41.8	56.6	11.4	35.4	46.8
Côté Gold scoping, feasibility and pre-feasibility studies	11.4	0.6	12.0	7.2	-	7.2
Other scoping and pre-feasibility studies	-	0.3	0.3	-	4.5	4.5
Total Scoping/ feasibility studies	11.4	0.9	12.3	7.2	4.5	11.7
Grand Total	$26.2	$42.7	$68.9	$18.6	$39.9	$58.5

 1 Exploration projects - brownfield excludes planned expenditures related to Sadiola and Yatela of $0.9 million for 2014 Actual and $1.2 million for 2015 Plan, and includes planned near mine and resource exploration of $14.7 million for 2014 Actual and $11.3 million for 2015 Plan.

END NOTES (excluding tables)

1.	This is a non-GAAP measure.
2.	Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela on an attributable basis.
3.	We have begun including the income from our Diavik royalty as an offset to operating costs in the calculation of this measure.

CONFERENCE CALL

A conference call will be held on Thursday, February 19, 2015 at 8:30 a.m. (Eastern Standard Time) for a discussion with management regarding IAMGOLD`s 2014 fourth quarter and full-year operating performance and financial results.  A webcast of the conference call will be available through IAMGOLD`s website - www.iamgold.com.

Conference Call Information: North America Toll-Free: 1-800-319-4610 or International Number: 1-604-638-5340.

A replay of this conference call will be accessible for one month following the call by dialing: North America toll-free: 1-800-319-6413 or International Number: 1-604-638-9010, passcode: 1952#.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
All information included in this news release, including any information as to the Company's future financial or operating performance, and other statements that express management's expectations or estimates of future performance, other than statements of historical fact, constitute forward looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this news release. For example, forward-looking statements contained in this news release  are found under, but are not limited to being included under, the headings "2015 Production and Cost Guidance, 2015 Capital Expenditure Forecast and 2015 Exploration Plan", and include, without limitation, statements with respect to: the Company's guidance for production, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, capital expenditures, operations outlook, cost management initiatives, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production,  permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to the, use of the words "may", "will", "should", "continue", "expect", "anticipate", "assumption", "forecast", "estimate", "believe", "intend", "plan", "suggest", "guidance", "outlook", "potential", "prospects", "seek", "targets", "strategy" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader not to place any reliance whatsoever on forward-looking information or forward-looking statements. Forward- looking information and  forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, copper, silver or certain other commodities (such as diesel and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company's credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD's ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD's estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

For a more comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the company's estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company's latest Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The risks described in the Annual Information Form (filed and viewable on www.sedar.com and www.sec.gov/edgar.html, and available upon request from the Company) are hereby incorporated by reference into this news release.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines (including current joint ventures) on three continents. A solid base of strategic assets in Canada, South America and Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities.  IAMGOLD is in a strong financial position with extensive management and operational expertise.

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.

SOURCE IAMGOLD Corporation

%CIK: 0001203464

For further information: Bob Tait,VP Investor Relations, IAMGOLD Corporation, Tel: (416) 360-4743, Mobile: (647) 403-5520; Laura Young, Director, Investor Relations, IAMGOLD Corporation, Tel: (416) 933-4952, Mobile: (416) 670-3815; Penelope Talbot-Kelly, Analyst Investor Relations, IAMGOLD Corporation, Tel: (416) 933-4738, Mobile (647) 280-0519; Toll-free: 1-888-464-9999 info@iamgold.com

CO: IAMGOLD Corporation

CNW 07:30e 22-JAN-15